Exhibit 99.a7

ABERDEEN INVESTMENT FUNDS

Amendment No. 7 to Amended and Restated Master Trust Agreement

The undersigned, being all of the Trustees of Aberdeen Investment Funds (the “Trust”), having determined it to be consistent with the fair and equitable treatment of all shareholders of the Trust, hereby amend the Trust’s Amended and Restated Master Trust Agreement (the “Master Trust Agreement”), dated April 2, 2008, as follows:

1.              Schedule A is hereby amended to read in its entirety as follows:

Aberdeen Select International Equity Fund

Aberdeen Global Equity Impact Fund

Aberdeen Total Return Bond Fund

Aberdeen Global High Income Fund

The foregoing amendment shall be effective on February 28, 2019.

IN WITNESS WHEREOF, the undersigned duly executed this amendment as of the 26th day of February, 2019.

/s/ Antoine Bernheim	/s/ Thomas Gibbons
Antoine Bernheim	Thomas Gibbons

/s/ Peter Wolfram	/s/ Bev Hendry
Peter Wolfram	Bev Hendry